Exhibit 99.1

ABN 82 010 975 612

2806 Ipswich Road Darra
Queensland 4076 Australia
Telephone: + 61 7 3273 9133
Facsimile: + 61 7 3375 1168
www.progen-pharma.com

PI-88 Phase II Melanoma Clinical Study Results

Brisbane, Australia, 17 October 2012: Progen Pharmaceuticals Limited (ASX: PGL; OTC: PGLA) (“Progen”) today announces the results of the Phase II clinical study to determine the safety and efficacy of PI-88 combined with the chemotherapy dacarbazine as first-line therapy in subjects with unresectable metastatic melanoma (“Study”). The Study commenced in 2005 as a multi-centre study conducted in the US and Australia.

The data showed that for the primary end-point of non-progression after 18 weeks of treatment, PI-88 did not provide additional benefit to patients with advanced melanoma when used in combination with dacarbazine, as this combination therapy was not more efficacious than dacarbazine alone or for the secondary end-points of time to progression, progression free survival, response rate and duration of response.

In 2010, Progen licenced the worldwide oncology rights of PI-88 to Medigen Biotechnology Corporation (“MBC”), Taiwan, to complete product development and commercialisation of PI-88. MBC are currently conducting a randomised, placebo-controlled, multinational Phase III PATRON trial designed to confirm the efficacy and safety of PI-88 in the adjuvant treatment of hepatocellular carcinoma. Progen announced an update on the PATRON trial on 27 September.

ENDS

About Progen Pharmaceuticals Ltd

Progen Pharmaceuticals Limited is a biotechnology company committed to the discovery, development and commercialization of small molecule pharmaceuticals primarily for the treatment of cancer. Progen has built a focus and strength in anti-cancer drug discovery and development. www.progen-pharma.com

For more information:

Blair Lucas

Company Secretary

+61 7 3273 9133

+61 403 358 638

This release contains forward-looking statements that are based on current management expectations. These statements may differ materially from actual future events or results due to certain risks and uncertainties, including without limitation, risks associated with drug development and manufacture, risks inherent in the extensive regulatory approval process mandated by, amongst others, the United States Food and Drug Administration and the Australian Therapeutic Goods Administration, delays in obtaining the necessary approvals for clinical testing, patient recruitment, delays in the conduct of clinical trials, market acceptance of PI-88, PG11047, PG545, PG562, PG11122, PG11144 and other drugs, future capital needs, whether or not EPI can be funded or divested successfully, general economic conditions, and other risks and uncertainties detailed from time to time in the Company’s filings with the Australian Securities Exchange and the United States Securities and Exchange Commission. Moreover, there can be no assurance that others will not independently develop similar products or processes or design around patents owned or licensed by the Company, or that patents owned or licensed by the Company will provide meaningful protection or competitive advantages.